UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

LEGION M ENTERTAINMENT, INC.

(Exact name of issuer as specified in its charter)

Delaware	81-1996711
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

1801 Century Park East, 24th Floor, Los Angeles, CA	90067
(Address of principal executive offices)	(Zip code)

(833) 534-4666

(Registrant’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the term “Legion M,” “the company” or “we” refers to Legion M Entertainment, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. BUSINESS

Introduction

Legion M is an entertainment company formed on March 4, 2016, under the laws of Delaware as a C corporation. Our business plan is to partner with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market, finance, and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more. In this sense, we are like thousands of other entertainment companies around the world.

The difference is that Legion M is (to our knowledge) the first entertainment company built from the ground up to be owned by fans. We’re taking advantage of historic new equity crowdfunding laws that allow the public to invest in our company in its earliest stages of development. With Legion M, fans own the company, fans get behind the scenes and — if we are successful — fans share in the rewards!

We founded Legion M because we saw a once-in-a-lifetime opportunity created by the JOBS Act. Fans hold great power in the entertainment industry -- we’re the ones who buy the tickets, pay the subscriptions, and decide what to watch. Individually we’re consumers, but collectively consumers power the industry. Our goal is to harness that power to create a company with sustainable long-term competitive advantages that gives ALL of us a stake in the future of film and television.

Competitive Advantage

From franchises and IP to talent and influencers, we believe a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do. By giving people an ownership stake and a voice in the process, we believe we’re creating a legion of fans that are both financially and emotionally invested in the success of our projects. The bigger that audience gets, the more powerful it becomes.

We believe a company owned by a Legion of emotionally invested shareholders can have intrinsic competitive advantages, including:

•	A legion of fans to come out opening night (and bring out all their friends!);

•	A legion of evangelists to share on social media and create grassroots buzz;
•	A legion of scouts to help find the next big thing;
•	A legion of focus group testers to evaluate ideas and harness the “wisdom of the crowd”;
•	A legion of advocates to provide energy, enthusiasm and excitement that help propel the company forward;

•	A legion of creatives to crowdsource ideas and contribute their talents;
•	A legion of fans to help attract the very best talent to our projects.

We believe the result of all this is an ability to reduce risk and improve the odds of success. Our long-term goal is to unite one million fans as shareholders of Legion M. If we’re successful, this has the potential to provide hundreds of millions of dollars to produce content that has one million fans standing behind it. It’s an ambitious goal, and one we expect will take many years to achieve. But if we’re successful, we believe it could make Legion M one of the most influential companies in Hollywood.

Current Size of the Legion

At 6AM Pacific Time on May 16, 2016 (the day Regulation CF went into effect), Legion M became one of the first companies in history to launch an equity crowdfunding round under Regulation CF, created by the JOBS Act. Since then, we have completed eight rounds of equity crowdfunding and are in the middle of our ninth round, raising over $19 million from more than 45,000 investors via a combination of Regulation A, Regulation CF, and Regulation D.

In addition to allowing fans to invest via equity crowdfunding, we also allow them to join our community by becoming a free member or following us on social media. We do this for several reasons, including the fact that we want to give people the opportunity to “get to know us” before they invest. We also recognize that there are many people who love the idea of a fan-owned company but for some reason cannot or choose not to invest. As a company whose power comes from the size and strength of its community, we welcome these people with open arms. As of December 31, 2023, we estimate our total community of investors, members, and followers to be over 150,000 people.

How We Make Money

Entertainment is a complex and rapidly changing industry that employs a variety of business models for the production, distribution, and monetization of content. While there are many ways a company can make money in entertainment (and even more ways to lose it!), we focus on parts of the value chain where we believe having a built-in audience can provide a competitive advantage.

As a startup attempting something that has never been done before, we view many of our early projects as experiments that allow us to better understand our business and prove — to ourselves, our investors, and the industry — the value that a fan-owned company can provide. Legion M has utilized a variety of different business models, including the ones listed below:

Feature Film Production

Feature film production refers to the act of producing a movie. In addition to all the work required to make the movie, the producer’s role often includes “pre-production” activities like developing the script, attaching talent, arranging financing, hiring crew, etc. as well as “post-production” activities like sales, marketing, and developing a release strategy.

Film producers are typically compensated via a combination of “producer fees” (usually paid out of the production budget) and a “backend” stake in any profits the film generates. While producer fees are generally bankable (as they are paid out of the budget), backend is typically a high-risk position -- a film that becomes a hit can generate significant backend, but many films generate no backend profits at all.

To date, Legion M has produced (or is in the process of producing) three feature films: The Man In The White Van, William Shatner: You Can Call Me Bill, and My Dead Friend Zoe. For more information, please see the “Legion M Projects” section.

Distribution, Release and P&A Partnerships

As a fan-owned company, Legion M has a lot to offer partners during the release cycle of a film and has engaged in some capacity in the release of several projects, including Colossal, Bad Samaritan, Memory: The Origins of Alien, Tolkien, Save Yourselves!, and The Lord Of The Rings: The Return Of The King, and William Shatner: You Can Call Me Bill. The terms and structures of these deals varies greatly, including distribution (where we are responsible for some or all of the costs and revenues associated with releasing a film) to P&A partnerships (where we provide cash or “in-kind” investment to secure a stake in a project) or release marketing partnership (where we are compensated for helping market a film), and is discussed in greater detail in the “Legion M Projects” section.

In addition, Legion M has entered into release marketing partnerships for many projects for which we had a Feature Film Investment (see below), including Mandy, Jay and Silent Bob Reboot, and The Field Guide to Evil. These partnerships allow us to generate revenue and/or offset marketing costs while supporting projects we have a stake in.

Film and TV Development

Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and “sweat equity” to develop, package, and sell movies, TV series and other entertainment projects. Examples of development activities include reading and evaluating scripts, licensing IP, packaging talent (e.g., showrunners, actors, directors), creating pitch materials, and pitching projects to financiers, studios, streaming services, networks, distributors, and other potential partners. The goal of development is to get a project produced.

From an investment standpoint, development projects are generally considered very high risk, meaning that the odds of any given project making it into production are often very low. That said, if you are successful in developing your project into a successful property, the potential for reward can be high.

Legion M has several development projects, some of which are unannounced. For a list of some of our more notable projects, please see the “Development Projects” section of the “Legion M Projects” section.

As of December 31, 2023, Legion M has successfully developed three feature films (William Shatner: You Can Call Me Bill, My Dead Friend Zoe, The Man In The White Van) that have made it into production.

In August of 2021 Legion M signed a deal with a major streaming provider for the sale of two seasons of an adult animated series developed by Legion M. Due to confidentiality agreements, we have not revealed the name of the project or the streaming partner. Between August 2021 and June 2022, the streamer hired a writing staff and produced outlines for 2 full seasons of episodes and scripts for 1 full season of episodes. In June of 2022 the streamer cut the series from their slate due to a change of strategic mandate. As of December 31, 2023, Legion M is attempting to sell the project to another buyer.

While development is generally considered a “cost center” for most production companies, Legion M has found ways to monetize the process and earn revenue from many of our development projects. For example:

•	In the process of developing Girl With No Name and Defiant: The Story of Robert Smalls as feature films and Darknights and Daydreams as a Broadway play, we launched crowdfunding projects that allowed us to bring fans into the development process and offset our development costs.
•	By selling merchandise and media (e.g. autographed books) for projects like The Emperor’s Blades, The Gray Area, Calculated, and The Book we are able to build buzz and generate revenue that reduces our downside risk for these projects.

Feature Film Investments

Legion M has publicly announced investments in the production of six feature films: Field Guide to Evil, Mandy, Jay and Silent Bob Reboot, Archenemy, This is Not Financial Advice, and Nandor Fodor and the Talking Mongoose. In each of these cases Legion M has made a cash investment in the production of the film in exchange for a potential cash return based on the film’s success. For more information about each project, please see the “Legion M Projects” section.

The terms of these deals vary widely and are typically subject to several different contracts with the various parties associated with the film. The risk and potential return associated with these investments depends heavily upon the terms of the specific deal and where we fall in the “waterfall” -- the model that determines how (and in what order) revenue earned by the film is distributed amongst all the stakeholders. Thus far, Legion M has participated in relatively low-risk positions at the top of the waterfall (e.g. a fixed-return investment backed by an existing sales agreement that gets paid back once the film is delivered), as well as high-risk positions at the bottom of the waterfall (e.g. a percentage of the “backend” that gets paid after other investors have earned their return, but is uncapped). In some cases we’ve also been able to cross-collateralize across alternative revenue streams (e.g. the “Reboot Roadshow” live tour for Jay and Silent Bob Reboot and the Jóhann Jóhannsson soundtrack for Mandy) and/or secure other terms (e.g. guaranteed minimums) that can help decrease risk.

Legion M has also been able to leverage our position as an equity investor in many of these films to tap into other revenue streams, including release partnerships (see “Release and P&A Partnerships”) and consumer products/media sales (see “Consumer Products and Media”).

Consumer Products and Media

Ever since our community began, there has been demand for Legion M merchandise that allows our members and investors to show off their Legion M pride. In addition, Legion M has acquired merchandising rights for a number of our projects including Mandy, Archenemy, “The Left Right Game,” Jay and Silent Bob Reboot, The Emperor’s Blades, Memory: The Origins of Alien, Save Yourselves!, and Darknights and Daydreams. Legion M has sold items ranging from t-shirts, hats, posters and pins to replica props, Halloween masks, collectables and consumable products like “Cheddar Goblin Macaroni and Cheese” (from the film Mandy) and Archenemy brand whiskey. For some of our projects, we also sell the project media itself, including DVD’s, Blu-Rays, digital movie downloads, books, albums, and comics. Our ability to generate consumer product, media, and licensing revenue tied to our projects creates value for both Legion M and our partners.

Our Consumer Products and Media revenue can come from a number of different sources:

•	Direct to consumer sales through the Legion M channels (including our shop.legionm.com online store and Amazon storefront)
•	Wholesale sales of Legion M product to 3rd party retailers
•	Sublicensing to 3rd party manufacturers and brands (e.g. Funko), where Legion M earns royalties from 3rd parties who create and sell their own products

From an investment perspective (e.g., if we evaluate the time and money we invest in consumer product initiatives using the same criteria we use to evaluate our project initiatives), consumer products offer a number of unique advantages:

•	The risks of launching a new ecommerce product are relatively small – particularly now that “print on demand” technology eliminates the risk associated with inventory requirements for many items.
•	The time required to achieve returns on a new product line is orders of magnitude shorter than film and TV projects. For example, while it can take years to see a return on a successful film project, it’s possible to start making money from merchandise related to a film even before it is even made.
•	Revenue from merchandising comes directly to Legion M, from which we pay royalties that get put into the waterfall (the distribution of funds amongst all the stakeholders of a project as dictated by the applicable contracts between all the parties). This is a more advantageous position than other models where revenue is collected by others and comes to us (when applicable) via our position in the project waterfall. For projects in which Legion M has a position in the waterfall, it’s even possible that a portion of the Consumer Products and Media Revenue we contribute into the waterfall could come back to Legion M.

We also believe that the investments we make in consumer products related to our projects pay dividends beyond the revenue they generate. It’s not a coincidence that successful entertainment companies like Walt Disney and Warner Brothers have robust consumer product divisions to monetize their IP, as branded products are an excellent way to drive awareness and build and nurture fandoms.

Live Event Production

Legion M has produced many live events including the following from the past two years:

•	2024 NYC Red Carpet Premiere of William Shatner: You Can Call Me Bill featuring a live Q&A with William Shatner and Neil deGrasse Tyson at Rose Tully Hall in the Lincoln Center.

•	2024 LA Red Carpet Premiere/Afterparty of William Shatner: You Can Call Me Bill featuring Kevin Smith

•	2022 “Celebrating William Shatner” day at San Diego Comic-Con

In each of these cases, we incurred the effort, costs, and risks of hosting the events in exchange for the revenue generated from sources that include tickets, merchandise, food/drink, photos, autograph signings, and sponsorships. Some of our events are intended to generate a profit (e.g. the red carpet premieres of William Shatner: You Can Call Me Bill contributed revenue to the waterfall of the film), but other events (e.g. the 2022 event at San Diego Comic Con) are intended primarily to subsidize the costs of the events so we can benefit from the exposure, goodwill, and media coverage they generate, as well as the opportunity to “open the gates of Hollywood’’ for our members and investors.

Finance Plan

As of December 31, 2023, we have raised over $19,000,000 from more than 45,000 investors under Regulation A, Regulation CF and Regulation D.

Developing and monetizing entertainment projects like movies and television shows usually requires significant capital investment. We intend to raise as much of that money as possible directly from fans. Our long-term goal is to have 1 million shareholders, which would likely provide hundreds of millions of dollars. We expect it will take us many successive fundraising rounds to achieve this goal, but if we’re successful we believe it could make us one of the most influential companies in Hollywood.

In addition to raising money directly from fans, Legion M is open to opportunities to partner with private equity investors, venture capitalists, film financing companies, and other entertainment financiers to increase the amount of money available for funding Legion M projects and initiatives.

Entertainment and Media Market

Film, television, and digital entertainment is a global industry that generates trillions of dollars in revenue each year. Home to some of the largest and best-known corporations in the world (Disney, Sony, Netflix, Amazon, Apple, etc.), it is an extremely complex and competitive industry with stakeholders ranging from content creators and studios to networks, technology and distribution companies.

As the industry grows, it’s constantly evolving. In recent years, changes in technology and consumer habits have ushered dramatic shifts in the industry, including the proliferation and success of global OTT (“over the top”) services such as Netflix, Amazon and Hulu, the advent of new steaming services such as Disney+, Peacock and AppleTV, the rise of new technologies like interactive TV and Virtual Reality, and the growth of non-traditional models such as PPV (pay per view), VOD (video on demand), SVOD (subscription video on demand) and AVOD (advertising supported video on demand). In addition, the COVID pandemic, the “streaming wars”, the WGA/SAG strikes, and rapidly changing business landscape/consumer habits have led to significant fluctuations in demand for film and TV production.

Throughout all this change, the one thing that remains constant is the importance of the audience. It’s the collective eyeballs and wallets of viewers around the world that fuel the entire industry. The power of aggregating fans can be seen throughout the industry, from the salaries commanded by well-known actors and influencers to the importance of sequels, reboots and IP with established fanbases. From franchises and IP to talent and influencers, we believe a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do.

Board of Advisors

While we are fan-owned company, we are not a fan-run company. We believe our fan community is an extremely powerful resource for helping evaluate the art of media and entertainment, but the business of media and entertainment is extremely complex, nuanced, and highly confidential. To help us navigate these waters, we’ve established a remarkable board of advisors which currently includes:

•       William Shatner - Renowned Actor (Star Trek, TJ Hooker, Boston Legal, Rescue 911, etc.), Director, Producer, Screenwriter, Author and Musician

•       Larry Gleason - Distribution and Exhibition Expert, Former President of Worldwide Distribution at MGM, and Former President of Worldwide Exhibition at Paramount

•       Stoopid Buddies Stoodios (Matt Senreich, Seth Green, John Harvatine, and Eric Towner) - the company behind Robot Chicken, SuperMansion, and Buddy Thunderstruck

•       Joanne Waage - SVOD Pioneer, Former GM/CEO of Crunchyroll, and Former CEO of Rakuten Viki

•       Phil Hunt – Managing Director of Bankside Films (Sales), and Headgear Films (Financing)

•       Scott Landsman – Former Senior Vice President of Comedy Development at Sony TV

•       Gaston Dominguez-Letelier - Comic Book & Pop Culture Expert and Founder & Former CEO of Meltdown, Inc., SVP NTWRK

•       Animal Repair Shop (Susan Bonds and Alex Lieu) - Mixed Reality Pioneers and Former Disney Imagineers

•       Lisa Taback - VP Talent Relations & Awards at Netflix and Former Awards Consultant (Spotlight, Moonlight, La La Land)

•       Kerry O’Quinn - Creator and Publisher of Starlog, Fangoria, CineMagic, and Comics Scene Magazines

•       Tim League - Founder of Alamo Drafthouse, Founder of Fantastic Fest, and Co-Founder of NEON

•       Adam Rymer - CEO Envy Gaming and Former President of Legendary Digital Networks

•       Doug Hansen - P&A Expert, Former President & COO of Endgame Entertainment, and President of Hansian Media

•       Michael Arrieta - Business Development Expert, COO of Relativity Media, Founder of Big Air Studios, and Former Sony Executive

•       Leonard Maltin - Entertainment Tonight Renowned Film Critic and Author of Leonard Maltin’s Movie Guide

•       Christian Parkes - CMO of NEON, Former CMO of Alamo Drafthouse, and Co-Founder of Beyond Fest

•       Andrew Cosby - Co-Founder of People of Culture Studios, Co-Founder of Boom! Studios, Eureka Writer & Showrunner, and Hellboy Screenwriter

•       Yuka Kobayashi - Former Director of Stan Lee’s POW Entertainment

•       Dean Devlin - Founder of Electric Entertainment, Co-Writer & Producer of Independence Day and Stargate, Producer of The Librarians and Leverage, and Director of Bad Samaritan

•       Bill Duke - Actor (Commando, Predator, Falcon’s Crest, Charlie’s Angels, Law and Order SVU, etc.), Director, Producer, and Author

•       Julianne LaMarche - Marketing & Strategic Planning, Former Co-President of BLT Communications, and Former President of Trailer Park

•       Martin Lauber - Founder of Swirl Advertising, Founder & Managing Partner of 19York

•       Lynn Bartsch – Head of Business Affairs at Epic Games, Former Principal Counsel of Lucasfilm, Former Senior Director of Business Affairs, Original Programming at Audible

•       Rao Meka - Founder of shopVOX and CEO of 1729 Pictures

•       Richard Silverman – Cofounder and CEO of ReCre8 Entertainment

•       Eric Ries - Author of The Lean Startup and Founder of the Long Term Stock Exchange

•       Natalie Farsi - Digital Growth and FAST Channel Specialist. TYT Network, AwesomenessTV, Viewster, Warner Bros mobile/OTT, Fox Mobile Studios, and Warner Music

•       Phil Hunt - Co-Managing Director of Head Gear Films, founder and Managing Director of Bankside Films and Bohemia Media

Employees

As of December 31, 2023, we have three full time employees, nine part-time employees or contractors that typically work between 1 and 20 hours per week, and a variety of other part-time employees/independent contractors we use on an as-needed basis.

Competition

There are thousands of other companies involved in the creation and monetization of entertainment content, from giant international conglomerates to small independent creators. Many of these companies can be considered potential competitors in that we are all competing to develop entertainment for consumers; however, most of them can also be considered potential partners or allies, as collaboration is very common in the entertainment industry.

We are aware of many creators who have used equity crowdfunding to raise (or attempt to raise) money for individual projects, as well as other companies that have launched or announced plans to launch equity crowdfunded entertainment businesses (including equity crowdfunded production slates, comic book companies, and entertainment-related cryptocurrency offerings). We are not aware of any that we’d consider to be competitive to Legion M, though that may change in the future.

There are also many other companies utilizing equity crowdfunding to do unique and novel things in entertainment. A couple of the most notable are:

•	Angel Studios. Angel Studios is a company with very similar ethos to Legion M that is largely centered in the faith-based entertainment space. They’ve had tremendous of success with a series called “The Chosen” which follows the life of Jesus Christ as well as the recent release of Sound of Freedom which was one of the highest grossing films of the summer in 2023. They’ve parlayed that success into a powerful platform for funding and releasing projects in conjunction with fans. Rather than being a “fan-owned” company like Legion M, they have also reportedly received $47MM worth of venture funding. We believe that Angel Studios shares a great deal of DNA with Legion M, and while we don’t currently view them as competitors (many of their projects are in the faith-based entertainment space, whereas ours are all outside of that space), it’s possible that could change in the future. In the meantime, we’re huge fans of what they are building.

•	Skybound Entertainment. Skybound Entertainment is a company primarily known for their IP (including “The Walking Dead”) that recently raised $15MM via equity crowdfunding. Prior to this offering they were a venture backed company. We’ve had discussions with Skybound in the past and would be open to collaborating with them in the future.

•	One Door Studios. One Door Studio is a partner of Legion M – we are an investor and co-producer in the movie Calculated which they equity crowdfunded on Wefunder. Since successfully completing that offering, they have expanded into raising funding for additional projects. As partners on Calculated we know this team reasonably well and have great respect for what they are trying to build.

As mentioned above, it’s not uncommon for “competitive” companies in the entertainment space to partner and/or collaborate on projects. At this time, we’re not aware of any companies utilizing equity crowdfunding on a large scale to unite entertainment fans in a way that we believe is directly competitive to Legion M. That could change in the future.

Intellectual Property

Legion M has the trademark to its name “Legion M,” as well as a trademark for “Archenemy” brand whiskey.

Litigation

Legion M has not been involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise.

THE COMPANY’S PROPERTY

Legion M does not own or lease any real estate, office space or significant tangible assets other than a 1959 Cadillac valued at approximately $53,000. Operating mostly virtually, Legion M has coworking conference room space in Century City, CA.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Legion M was incorporated in Delaware on March 4, 2016, as a C corporation. We are an entertainment company that partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more.

At this stage in Legion M’s development, we are primarily focused on growth of our community and our capabilities. The revenue, margins, and profits of our business are important, but in many cases are not our primary considerations. We are frequently willing to take on projects or initiatives that sacrifice short-term gains (or have high risk of short-term losses) in pursuit of projects and initiatives we believe could lead to significant long-term value. As a result of this fact, along with the variety of business models we employ and the inherent “lumpiness” of entertainment project revenue, we expect Legion M’s revenue, margins, and sources of revenue to be volatile from year to year.

Note that our consolidated financial statements include the assets, liabilities, and expenses of two feature films for which Legion M is the rightsholder (William Shatner: My Name is Bill, and My Dead Friend Zoe). The rights to My Dead Friend Zoe are held through a subsidiary, MDFZ, LLC (“MDFZ”), a limited liability company formed on April 28, 2023 under the laws of California for the purpose of producing the film, and the rights to William Shatner: My Name is Bill are held directly by the Company. For more information, please see “Liquidity and Capital Resources” below. Neither of these projects were released or generated appreciable revenue in Fiscal 2023, however Legion M generated intra-company producers’ fees that were paid from the production budget of My Dead Friend Zoe.

Going Concern Statement

Legion M is not yet profitable, which means that we rely upon funds from investors (along with any profits we make from our business) to pay for our operations. This is common for most startups, and the reason startups like Legion M raise money. Over time we hope to grow our revenue and manage our spending to become profitable, but until that happens our ability to stay in business is reliant upon our ability to raise money from investors.

As described in Note 2 to our audited financial statements, the accompanying financial statements have been prepared on a “going concern” basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $2,813,295 and $2,827,478 for the years ended December 31, 2023 and 2022, respectively. The Company has accumulated deficit of $20,057,477 as of December 31, 2023. The company expects near-term revenue from various projects and investment proceeds. However, the company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the company to continue as a going concern for a reasonable period of time without raising additional funding.

The purpose of this “Going Concern” statements is to alert investors to the fact that the company does not have enough cash on hand to fund operations for the next 12 months. As such, the company’s ability to stay in business (i.e., remain a “going concern”) relies on our ability to raise more money from investors. While the company has successfully managed our fundraising, revenue, and spending to remain a going concern for the past 8 years, there is no guarantee we’ll be able to do so in the future.

Operating Results

Our revenue for the fiscal year ended December 31, 2023 (“Fiscal 2023”) was $816,510, a 26% increase over our revenue of $650,044 during the fiscal year ended December 31, 2022 (“Fiscal 2022”). Note that Legion M generated $200,000 in producer’s fees from inter-company transactions with MDFZ LLC which was eliminated for consolidated financial statement in accordance with GAAP, and is excluded from the reported $816K.

The increase in revenue was primarily attributable to distribution revenue earned from a release in Fiscal 2023, compared to Fiscal 2022 when our primary sources of revenue related to the sale of consumer products from films that released years ago. Our primary source of revenue in Fiscal 2023 was distribution fees for the 20th Anniversary Screening of The Lord of the Rings: The Return of the King. Our primary sources of revenue in Fiscal 2022 were related to earlier releases such as Mandy, The Field Guide to Evil, and Memory: The Origins of Alien.

Approximately $250,000 (about 31%) of our Fiscal 2023 revenue came from consumer products, which includes revenue earned from (i) sales and shipping of merchandise (shirts, pins, etc.) and media (i.e. DVD’s, comic books, etc.) we sold directly to consumers, (ii) wholesale sales of merchandise and media, and (iii) royalties earned from 3rd party merchandise licensors (collectively, “Consumer Products”). In Fiscal 2022, Consumer Products were responsible for approximately $475,000 (about 73%) of Legion M’s total revenue. The decrease in Consumer Produces revenue from Fiscal 2022 to Fiscal 2023 was due to a reduced focus on Consumer Products and a lack of any major merchandise releases during Fiscal 2023.

As noted above, due to the stage of Legion M’s development and the inherent “lumpiness” of revenue associated with entertainment projects, we expect our revenue and sources of revenue to fluctuate from period to period.

Costs of net revenue in Fiscal 2023 was $622,137, a 5% increase compared to $591,918 costs of net revenue in Fiscal 2022. Our costs did not increase as much as our revenues due to a greater concentration of revenue from higher margin sources including ticket revenue from Return of the King compared to lower margin sources including investments with capitalized costs and merchandise sales in Fiscal 2022. Accordingly, we had a gross profit of $194,373 in Fiscal 2023 compared with $58,126 in Fiscal 2022 and our gross profit margin increased to 24% in Fiscal 2023 from 9% in Fiscal 2022. As stated above, at this stage in the company’s development we expect our revenue and margins to be volatile as we release new projects and develop new revenue streams.

For Fiscal 2023, operating expenses decreased to $2,775,694 from Fiscal 2022 operating expenses of $2,989,204, a 7% decrease. Our operating expenses consist of employee compensation and benefits, sales and marketing, independent contractors, professional fees (e.g., legal, accounting, etc.), travel expenses, general and administrative, and depreciation. The decrease in operating expenses was primarily driven by a 19% reduction (totaling $235,420) in compensation and benefits and a 48% reduction (totaling $103,147) in legal and professional fees. These savings primarily came from reduced headcount and legal fees as Legion M reduced our focus on development.

Legion M follows GAAP standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the “Investments in productions” included on our Balance Sheet based on the current market conditions and past performance of each project. In Fiscal 2023 we had $268,523 in asset impairments related to changes in expected returns across seven different projects due to project performance and market conditions.

In Fiscal 2023, we had $3,593,268 in project-related costs that were capitalized during Fiscal 2023. As of December 31, 2023 we had $4,366,271 in capitalized “Investments in productions, net” on our Balance Sheet, compared to $821,640 as of Fiscal 2022. In Fiscal 2023 $3,195,987 of our capitalized “Investments in productions, net” relate to MDFZ; in Fiscal 2022 none of our capitalized costs related to MDFZ.

These capitalized costs represent “bets we still have on the table.” It’s impossible to predict with certainty what the financial return of a project will be. For example, the return on a feature film is typically dependent upon the success of the film, while the return on a TV project is often dependent upon the series being sold. Some returns can be realized in a matter of months, while others may take decades. In accordance with GAAP standards, production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

Other income (expense) relates to the gain on loan forgiveness, interest expense, interest income and financing fees. In Fiscal 2023, we did not have any loans forgiven. In Fiscal 2022 we had a PPP loan of $108,573 forgiven. In Fiscal 2023, our other expenses increased to $231,974, primarily due to our MDFZ financings. We incurred $125,758 in interest expense and $140,547 in financing fees in Fiscal 2023.

As a result of the foregoing factors, as well as other expenses, our net loss for Fiscal 2023 was $2,813,295, a 8% decrease compared to our net loss of $2,827,478 in Fiscal 2022.

Liquidity and Capital Resources

Film Projects

As of December 31, 2023, our consolidated financial statements include the assets, liabilities, and expenses of two feature films for which Legion M is the rightsholder:

William Shatner: You Can Call Me Bill was financed using via an agreement that gives investors in the film rights related to the revenue it generates. For more information, please see our Note 4 in the audited financial statements. The film’s assets, liabilities, and expenses are included in Legion M’s financial statements.

My Dead Friend Zoe is owned by Legion M via a wholly owned subsidiary, MDFZ, LLC (“MDFZ”) For more information, please see Note 5 in the audited financial statements. The financial statements of Legion M and MDFZ are consolidated.

We have utilized equity crowdfunding for the financing of both of these films. As of December 31, 2023, neither of the films have been released or generated appreciable revenue. As of December 31, 2023, there are no payments due to investors under either revenue share agreement. See the Note 4 and Note 5 in the audited financial statements for further details.

Liquidity and Capital Resources

As of December 31, 2023, Legion M had the following funds on hand:

Funds held by Legion M Entertainment, Inc.	$513,842
Funds held by MDFZ, LLC	$325,868
TOTAL	$839,709

In March  2021, the Company received a second PPP loan for an amount of $108,573, which was completely forgiven by the SBA on February 14, 2022.

In January 2021, the Company received an EIDL loan in the amount of $48,200. This loan has an interest rate of 3.75% and a repayment period of 30 years. Payments for this loan began August 2022 and is $236 per month. The company requested and was granted an increase to the existing EIDL loan. On April 4, 2022, the Company received an additional $101,700. The incremental monthly repayment is $516.

In June 2023, MDFZ, LLC secured $1,500,000 in short term debt, which was fully repaid by October 2023. A total of $1,620,000 was repaid, including $120,000 in interest.

We do not currently have any other loans. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged aside from a corporate American Express credit card.

In October 2022, Legion M launched our 9th round of equity crowdfunding. As of December 31, 2023, this round has raised over $3.5 million from more than 13,000 investors.

Over time, we expect to launch many more additional rounds of funding. Our long-term goal is to have one million shareholders as owners of the company. That said, we cannot guarantee that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us. We are currently incurring operating deficits that are expected to continue for the foreseeable future. We’ve had multiple successful rounds of equity crowdfunding so far, but that does not guarantee that future rounds will also be successful. If we fail to raise adequate funds from future rounds, our plan would be to reduce operating expenses and conserve cash while seeking additional funding and finance partners.

Management Evaluation of Operating Results

Key Performance Metrics

At this stage in Legion M’s development, our focus is growth. We consider three primary metrics when evaluating projects and initiatives.

•	Growth - We believe that growth of our community is the single most important determinant of our long-term success. A Legion of one is insignificant, but a Legion of one million could be invaluable. As such, the ability of any project or initiative to help us grow the Legion is one of the most important considerations.

•

Strategic Benefit - Each project Legion M completes becomes a stepping-stone to the next. We actively seek projects and initiatives that allow us to “level up” by forming strategic relationships and developing new capabilities that we believe will create long-term value for the company.

•	Revenue - Like any other company, the goal of Legion M is to make money. Financial success is the key to the long-term viability and success of our company. As such, the potential for financial return is an important consideration when we evaluate projects. That said, at the current stage of Legion M’s development we believe near-term revenue is secondary to long-term growth, and are frequently willing to take on projects or initiatives that sacrifice near-term gains (or have high risk of near-term losses) in pursuit of projects and initiatives we believe could lead to significant long-term value.

Effects of Scale on Legion M Projects

In calculating the expenses of our projects, we account for both the money (i.e. cash investments and money spent on marketing, travel, etc.) and time (e.g. the proportional cost of staff salaries who are working on the project) spent on them. It’s important to note that at this stage in our development, the financial investments we make in projects (when applicable) are often relatively small in relation to the amount of time we spend on them. However, it’s also important to note that these two expense categories scale very differently. The best way to illustrate this is to use a simplified hypothetical example:

•	Legion M makes an investment of $100,000 in a feature film, with a return based on the success of the film. As part of the deal, we agree to marketing activities, which cost us $5,000 worth of man hours to support and $5,000 worth of travel expenses. We also have $5,000 worth of legal, business development and management expenses associated with the project. In total, we’ve invested $115,000 in the project.
•	The film is released and provides Legion M a 15% ROI on our $100,000 investment. When the final numbers are tallied, we invested $115,000 and received $115,000 in return, making the project break-even.

While the example above is both fictional and simplified, it is representative of some of the deals Legion M has previously engaged in. We provide it to illustrate a point we believe is important to keep in mind when evaluating our company at this stage:

•	As we grow, we expect the size of our projects to get larger, whereas we expect the time we spend supporting them to stay relatively fixed (or in some cases go down due to the development of processes and infrastructure).
•	In the example above, if we’d invested $1 million in the film instead of $100,000 and spent the same amount of money on time, travel, legal, etc. we’d end up with $135,000 in net profit instead of break-even. As we grow our investor base and have more access to capital, we hope to be able to take larger positions and produce larger projects, reducing the financial significance of the costs we spend supporting them, and improving our chances of profitability when a project is successful.
•	As we’ve grown, we’ve been able to “level up” to new positions and roles within projects. For example, when we were just getting started, making investments in other people’s movies was one of the only options available to us. As our community has grown and we’ve been able to demonstrate our capabilities, we’ve been able to negotiate better terms and positions. Today, we’ve leveled up to the point where we are producing and releasing our own projects, which we believe has the potential to dramatically increase the amount of revenue we recognize from each project.

While every the example above is related to a film investment business model, most business models Legion M has engaged in scale in similar ways. For example:

•	The producers’ fees received for producing a film typically scale with the budget of the film.
•	Consumer products and licensing revenue generally scales with the size of the IP involved.
•	Revenue earned from distribution and release partnerships scales with the size of the release, which often scales with the budget of the film and the stars involved.

In short, while our financial position to date has limited Legion M’s activities to relatively small (by Hollywood standards) independent films, our hope is that over time we’ll be able to scale our activities to larger and larger projects. We view many of the projects we’ve engaged in to date as experiments that allowed us to better understand how we can leverage the power of our community to improve our chances of success. We expect some of our projects will be financially successful and others will not, but over time we hope to grow the Legion and “level up” to bigger and better opportunities. Today, while our investments are relatively small, we believe the financial success of the project is often secondary to the other benefits it may provide.

Traction and Milestones

What Legion M is attempting was never possible before advent of the JOBS Act. When we started the company in 2016, it was little more than an idea. Since then, we’ve focused on building a foundation that proves (to ourselves, to our investors, and to Hollywood) what a fan-owned company is capable of:

•	One of the most successful equity crowdfunded companies in JOBS Act history, with over 45,000 investors (as of December 31, 2023) and over $19 million raised.

•	Demonstrated ability to build a community, with more than 150,000 combined investors/members/followers.

•	Demonstrated ability to generate revenue: Legion M has earned over $4.7 million in revenue through the end Fiscal 2023.

•	Demonstrated ability to develop, package, finance, and produce critically acclaimed movies (see The Man in the White Van, William Shatner: You Can Call Me Bill, and My Dead Friend Zoe in the “Active Projects” section).

•	Demonstrated ability to work on projects with top tier talent (including Anne Hathaway, Nicolas Cage, Jason Sudeikis, Joe Manganiello, Sunita Mani, Simon Pegg, Minnie Driver, Christopher Lloyd, and more) and attract top talent to the projects produced by Legion M (including Morgan Freeman, Ed Harris, Stan Lee, Kevin Smith, William Shatner, Ed Harris, Sonequa Martin-Green, Natalie Morales, Sean Astin, Ali Larter, Utkarsh Ambudkar and more.

•	Demonstrated ability to partner with top tier entertainment companies, including NEON, Bleecker Street, Searchlight, Warner Brothers, Fathom Events, CAA , Nederlander Worldwide Productions, and more.

•	Powerful advisory board of industry luminaries including legendary actor/producer/writer William Shatner, billion dollar producer Dean Devlin (Stargate, Independence Day, “Leverage,” “The Librarians”), renowned author Eric Ries (The Lean Startup), legendary movie critic Leonard Maltin (“Entertainment Tonight”), Actor/Producer/Director Bill Duke (Commando, Predator, X-Men: The Last Stand) and current/former executives and creatives from Netflix, Sony, Lucasfilm, Epic Games, MGM, NEON, Alamo Drafthouse, Comedy Central, Walt Disney Imagineering, Universal Studios, Paramount, Nerdist, Trailer Park, Endgame Entertainment, Meltdown Comics, NTWRK, POW!, Audible, Fangoria, & more.

•	Diversified revenue streams with demonstrated ability to generate revenue from multiple business models, including development, financing, production, distribution, marketing, consumer products, licensing, sponsorships and live events.

•	Demonstrated ability to activate fans, with hundreds of volunteer meetups all over the country to support the opening of our films and social media campaigns with tens and even hundreds of thousands of likes, comments, and shares.

•	Positive references from producers we’ve worked with including Dean Devlin (creator of Stargate and Independence Day) and actor/producer Elijah Wood of SpectreVision (producer of Mandy), as well as the teams at Fox Searchlight (a division of Disney), RLJ Entertainment, and Bleecker Street.

•	Demonstrated ability to monetize new IP via comic books, with over $125,000 in Kickstarter pre-sales for Girl with No Name, and over $150,000 in Kickstarter presales for Defiant.

•	Demonstrated ability to develop tools and technology (e.g., Film Scout, M-Pulse, Meetup Maker) that allow us to harness the power of a Legion of fans.

•	Demonstrated value for studios, including a 2023 activation with Warner Brothers, Fathom Events and Lost Odyssey for the 20th anniversary theatrical re-release of The Lord of the Rings: The Return of the King and 2019 marketing partnership with Fox Searchlight (a division of Disney) to promote the film Tolkien.

•	Demonstrated ability to harness the “wisdom of the crowd” in selecting projects, with hundreds of thousands of votes cast on the Legion M FILM SCOUT app.

•	Demonstrated ability to “Open the Gates of Hollywood” for our shareholders, providing exclusives like red carpet premiere tickets, set visits, spots as extras, walk-on-rolls, online livestream Q&A with creators, lounges at Sundance Film Festival and Comic Cons, and special events like the Stan Lee Handprint Ceremony, Celebrating William Shatner party, 2019 Saturn Awards.

In the time we’ve been operating we have seen dramatic improvement in not only our access to opportunities, but also our ability to negotiate favorable terms. In the early days of the company, we had to invest in projects to get a seat at the table. As we grew, we got to the point where we could earn a seat at the table through sweat equity and “in-kind investments.” Today, we seek projects where we get paid (in the form of producer’s fees) to sit at the table. As we grow, we hope these trends will continue.

Legion M Projects

Legion M classifies our projects to fall into one of three categories:

1.	“Active Projects” are projects that are in production or have already been released and are either generating revenue or have potential to generate revenue in the future.

2.	“Completed Projects” are Active Projects that have reached a point where we don’t expect them to generate significant additional revenue.

3.	“Development Projects” are projects in development that have yet to (and may not) secure a release.

Active Projects

Legion M defines “Active Projects” as projects that are either in production or have secured a release. Any revenue generated by an Active Project is included as Project Revenue during the appropriate reporting period. If an Active Project reaches a point where we don’t expect it to generate significant additional revenue, we consider it a “Completed Project.”

As December 31, 2023, Legion M has the following publicly announced Active Projects:

MY DEAD FRIEND ZOE – Feature film starring Sonequa Martin-Green, Natalie Morales, Morgan Freeman and Ed Harris. The film was produced by Legion M in partnership with Radiant Pictures and Recre8, with the rights held by MDFZ, LLC, a wholly owned subsidiary of Legion M. The film was financed via a combination of traditional Hollywood financing, and a Reg D and Reg CF offerings. As a producer of the film, Legion M earned fees from the production budget and has a “backend” stake in any profits the film generates (if applicable). The film premiered at SXSW in March of 2024, where it won the coveted “Audience Award” for the festival. No release plans have been announced, but as of April 2024 we expect the film to release in 2024 or 2025.

WILLIAM SHATNER: YOU CAN CALL ME BILL – Feature-length documentary produced by Legion M in partnership with Exhibit A Pictures and William Shatner. The film was financed via a Legion M “Fan-First Financing” equity crowdfunding offering and premiered at SXSW in March 2023. Legion M owns the rights to the film, with potential to earn producer fees (which have been deferred until investors recoup their investment) and a percentage of backend profits (if any). The film had a theatrical release in March of 2024 that reached over 500 screens, and had a VOD (video-on-demand) release on April 26, 2024.

THIS IS NOT FINANCIAL ADVICE – Feature-length documentary produced by Optimist. The film premiered at the Tribecca Film Festival in June of 2023. As an equity investor and executive producer on the film, Legion M has the potential to earn revenue based on the success of the film. The film had a VOD release in January of 2024.

NANDOR FODOR AND THE TALKING MONGOOSE – Feature film directed by Adam Sigal starring Simon Pegg, Minnie Driver, and Christopher Lloyd. The film released on November 14, 2023. As an equity investor and executive producer on the film, Legion M has the potential to earn revenue based on the success of the film and has received some revenue for marketing the film.

THE MAN IN THE WHITE VAN – Feature film directed by Warren Skeels starring Madison Wolfe, Sean Astin, Ali Larter, Brec Bassinger and Skai Jackson. The film premiered at the Newport Beach Film Festival in October 2023 with a theatrical release expected in 2024. The film was produced by Legion M and Garrison Film. Garrison Film provided the financing and owns the rights to the movie. Legion M received producer fees from the production budget and will receive a percentage of backend profits (if any).

ARCHENEMY – Feature film directed by Adam Egypt Mortimer starring Joe Manganiello, Zolee Griggs, and Skylan Brooks. The film was released by RLJ Entertainment in 2020. As executive producers and equity investors in the project, Legion M has potential to earn revenue based on the success of the film. We also financed the soundtrack, providing an additional source of potential revenue, and secured a merchandising license that has allowed us to produce a line of consumer products tied to the film.

MEMORY: THE ORIGINS OF ALIEN – Feature-length documentary directed by Alexandre O. Philippe. The film was released by Legion M and Screen Media in 2019. As the distributor of the film (in partnership with Screen Media), Legion M earns a portion of revenue from all sources associated with the film, including theatrical ticket sales, DVD sales, VOD sales/rentals, licensing/advertising fees paid by streamers, consumer products sales, etc. It’s worth noting that the film was released in 2019, which was the 40-year anniversary of Alien. We (in partnership with Screen Media) own distribution rights for the next 20 years, which means we will still own the rights to this film when the 50th and 60th anniversaries of the film roll around in 2029 and 2039. In addition, Legion M secured licenses from the Dan O’Bannon and H.R. Giger estates that allow us to sell a limited line of merchandise and media tied to the film.

JAY AND SILENT BOB REBOOT – Feature film directed by Kevin Smith starring Kevin Smith and Jason Mews. The film was released by Saban Films in 2019. As an equity investor in the film, Legion M’s return is tied to the success of both the movie and Kevin Smith’s “Reboot Roadshow”. In addition, Legion M secured a Jay and Silent Bob Reboot merchandise license that has allowed us to produce a line of consumer products tied to the film.

MANDY -- Feature film directed by Panos Cosmatos starring Nicolas Cage, Andrea Riseborough, and Linus Roache. The film was released by RLJ Entertainment in 2018. As an equity investor in the film, Legion M’s return on investment comes from revenue generated by both the film and the soundtrack. In addition, Legion M secured a merchandise license for Mandy (as well as likeness rights for Nicolas Cage, making us one of the few companies in the world to offer officially licensed Nicolas Cage merchandise), and offers a robust array of consumer products including t-shirts, props, plush, Funko Pops and Cheddar Goblin brand macaroni and cheese.

THE FIELD GUIDE TO EVIL – Feature film anthology produced by Ant Timpson and Tim League. The film was released in 2018. As an equity investor in the film, Legion M has earned revenue based on the success of the film.

Completed Projects

Once an Active Project has reached a point where we don’t expect it to earn significant additional revenue, we consider it completed. As of December 31, 2023, Legion M has the following completed projects.

THE RETURN OF THE KING 20th ANNIVERSARY – In April of 2023 Legion M partnered with Fathom Events, Warner Bros, and Lost Odyssey for a 20th anniversary screening of The Lord of the Rings: The Return of the King. Legion M Legion M was responsible for contributing to the cost of getting the film into theaters, sourcing the “bonus content” (via Lost Odyssey) that played before the film, and marketing and promoting the release within the Legion M community and to the rest of the world. In exchange, Legion M received a percentage of all ticket sales. The release was very successful, and what was initially slated to be a single-night event in a few hundred theaters blossomed into showings over a full week at more than 1,000 theaters across the USA and Canada.

CELEBRATING WILLIAM SHATNER LIVE EVENTS AT SAN DIEGO COMIC CON – In July of 2022 Legion M hosted a day of live events at San Diego Comic Con featuring Legion M advisor William Shatner. The primary purpose of this event was to announce the fact we were making a documentary about Mr. Shatner, and that we were planning to fund it via a future Fan-First Financing equity crowdfunding offering. Legion M generated ticket revenue through a combination of ticketed events that included a handprint ceremony at the Theaterbox in San Diego, multiple autograph signings, and a rooftop party.

SAVE YOURSELVES! – Feature film directed by Alex Huston Fischer and Eleanor Wilson starring Sunita Mann and John Paul Reynolds. It was released by Bleecker Street Media in 2020. As a release partner with Bleecker Street, Legion M’s return on this project was based on the success of the film in the first 2 years of release. In addition, we secured a merchandising license that has allowed us to produce a line of consumer products tied to the film.

THE LEFT RIGHT GAME – In May of 2020, Legion M announced a partnership with QCODE Media for the limited audio podcast series “The Left Right Game” co-produced by and starring Tessa Thompson. Note that Legion M got involved with the podcast after the series had already been released and the rights to a television series (which are not included in our deal) had already been secured by Amazon Studios. Legion M made a small “in-kind” investment for a potential cash return based on the success of the podcast. We also secured merchandising rights for the podcast as part of the deal and carry a line of products for “The Left Right Game” in the Legion M store.

TOLKIEN – In March of 2019, Legion M announced a partnership with Fox Searchlight (now owned by Disney) for the feature film Tolkien, which opened on May 10th in the US and May 3rd in the UK. Legion M supported the movie with meetups and online promotions in the US and UK in exchange for revenue, co-marketing, and other exclusives related to the film.

EXCELSIOR! A CELEBRATION OF THE AMAZING, FANTASTIC, INCREDIBLE & UNCANNY LIFE OF STAN LEE – On January 30, 2019, Legion M partnered with Stan Lee’s POW! Entertainment, Kevin Smith’s Smodco, and Agents of Mayhem to produce the official public memorial service for Stan Lee, who passed away in late 2018. Held in the TCL Chinese Theatre IMAX in Hollywood, California, the event brought fans and talent together to celebrate the life of a man who inspired so many. In addition to courtyard ceremonies with a veteran color guard and press interviews, there were eulogies, poetry readings and panels with such luminaries as Mark Hamill, Lawrence Fishburne and Seth Green. The entire evening was hosted by Kevin Smith, and the event was used to raise awareness and funds for Stan Lee’s charity of choice, The Hero Initiative.  Legion M underwrote a significant cost of the production, which was partially reimbursed through sponsorships and tickets sales. As a memorial and tribute benefiting a non-profit foundation, this project was not intended to make money for the company, but to generate marketing and awareness of Legion M by “giving back” to Stan and the community of fans who loved him.

BAD SAMARITAN – In 2018, we partnered with Dean Devlin’s production and distribution company Electric Entertainment, Inc. for the release of their feature film Bad Samaritan starring David Tennant and Robert Sheehan. The deal was structured as an “in-kind” investment, where Legion M promoted the film in exchange for a stake in the film’s P&A waterfall.

STAN LEE CELEBRATION – On July 18, 2017, Legion M united fans around the world to give comic book icon Stan Lee a once-in-a-lifetime gift—an imprint ceremony at the TCL Chinese Theatre IMAX followed by an afterparty in the Hollywood Hills for Stan and his 500 biggest fans, which was captured by a professional livestream production crew and broadcast to over 100,000 people watching live on Twitch. As the producer of this event, Legion M covered all the costs associated with the handprint ceremony and party, and monetized them with sales of sponsorships, tickets, and merchandise.

COLOSSAL -- In early 2017, we partnered with distribution company NEON for the theatrical release and marketing of the feature film Colossal starring Anne Hathaway and Jason Sudeikis. Legion M made a cash P&A investment in exchange for a return tied to box-office metrics.

Development Projects

In addition to the Active and Completed Projects listed above, Legion M also has many projects in Development. Development generally refers to the earliest stages of the content production cycle, when companies like Legion M invest time, money, and “sweat equity” to create, develop, package, and sell movies, TV series and other entertainment projects. The goal of development is typically to finance or sell a project so it can be produced.

Development is one of the most speculative stages in the entertainment business because the odds of success for any given project are very low. There are millions of scripts and ideas in Hollywood, and while only a very small percentage get made, the potential value of a successful project can be quite large. At one point, Game of Thrones was just a pitch, and shows like “American Idol” were nothing more than a glimmer in the eye of producers. Every project we develop is a risk we take in the hopes of launching a new movie, series, or franchise.

Legion M has successfully generated revenue from some of our development projects by selling merchandise, media, and experiences related to those projects. This revenue helps offset our development costs and can build buzz that may increase the odds of success for the project. Ultimately, the goal of all our development projects is to reach production – the revenue generated during the development phase is intended to reduce our costs and hopefully improve the project’s odds of success.

While many of Legion M’s development projects have not been announced, some of our notable projects that are still active include:

•	DEFIANT: THE TRUE STORY OF ROBERT SMALLS – Comic book and feature film project in partnership with Rob Edwards (The Princess and the Frog, Treasure Planet, Full House, The Fresh Prince of Bel-Air), Legion M advisor Bill Duke (Mandy, Predator, “Black Lightning”), Marvin ‘Krondon’ Jones III, and Michael Boulware Moore (Robert Smalls’ great-great-grandson).

•	“TOBOR: FAMILY DESTROYER” — Adult animated TV series in partnership with Eric Paperth and Tyler March of Tiny Little Cartoons.

•	DESTINATION FANTASTIC – Unscripted a travelogue show developed in partnership with Stefan Pokorny.

•	THE EMPEROR’S BLADES – Legion M secured the rights to author Brian Staveley’s Chronicles of the Unhewn Throne book series with the goal of developing them into a TV or film series in partnership with producer Rick Porras (Forrest Gump, Contact) and writer/producer Robbie Silverman (Hero) and two unannounced showrunners.

TRENDS

The following sections contain a discussion of some of our planned activities in the coming months. There’s no guarantee that we’ll follow this plan or be able to execute it successfully. As a startup, we’re constantly changing and evolving our plans as we react to current opportunities and market conditions.

Growing Our Community

We believe that the size of our community is the single most important factor in the company’s long-term chances of success. That’s because we believe the strength, power, and value of our company depends on the size and strength of our community. A Legion of 1 is worthless, but a Legion of 1,000,000 could be invaluable. We also believe that as our community grows, so will our access to high quality entertainment projects and our ability to market, support, and monetize them.

Round 9, which opened in October 2022 is Legion M’s largest round with (as of April 2024) more than 17,000 investments from more than 14,000 investors. We are also working on (or have recently released) projects with a number of high-profile actors (including Morgan Freeman, Ed Harris, Sonequa Martin-Green, Natalie Morales, William Shatner, Sean Astin, Ali Larter, Brec Bassinger, etc.) that we believe can help us grow our community.

Fundraising

For the first time in Round 9, Legion M was able to reduce our minimum investment from $100 to just $40. We feel like this is an important step in making Legion M as accessible as possible and allowing us to grow our community. While this has resulted in Round 9 becoming the largest round in Legion M history, we believe this has also contributed to the reduction of the average investment amount from over $500 per investor in Round 8 to about $250 per investor in Round 9. Legion M is working to develop cost-effective ways of fundraising as well as looking for ways to reduce operating expenses and focusing on business models that are less capital intensive.

Increased focus on Film Production and Distribution

Legion M has now successfully produced and financed two films – William Shatner: You Can Call Me Bill and My Dead Friend Zoe – via a combination of equity crowdfunding and traditional Hollywood financing. In both of these cases, Legion M is also a producer and rightsholder of the film, which means we will recognize all the revenue from each project and participate via producer’s fees and backend profits (if any). We believe that film production is a powerful model for Legion M. It’s more capital efficient than investing in other people’s films, and we believe it has the potential to significantly increase our topline revenues. As such, we expect to focus more of our time and resources on projects using this model going forward.

Legion M is also increasing our focus on film distribution. We believe distribution is the stage in the film’s life cycle where the advantages of a Legion M have potential to be most impactful. After working with other distributors on the release of over a dozen films, Legion M is handling the 2024 theatrical release of William Shatner: You Can Call Me Bill.

Deemphasizing Development and Investing

Legion M has made a concerted effort to reduce its time and resources allocated to development stage projects. The entertainment industry is changing rapidly and we don’t believe development is the most effective use of our time, resources, and community. We are focused on deep development of a small handful of projects (e.g. Defiant: The Story of Robert Smalls) where we believe we can harness the power of our community to create a competitive advantage.

Further, we intend to deemphasize investments in other people’s projects. We believe this was a powerful model for the early stages of Legion M’s development and will continue to consider strategic opportunities, but going forward we expect it to be far less of a focus than it has in the past.

Reducing Operating Expenses

Legion M reduced its operating expenses in 2023, including reducing headcount from 7 full-time employees as of December 31, 2022, to 3 full-time employees as of December 31, 2023. This reduction has occurred through a combination of attrition and the transition of full-time employees to part-time positions. We intend to continue limiting expenses, including those related to development and non-revenue generating events.

Revenue

At this stage in the company’s development, we are focused on growing the size of our community and developing what we believe could become a significant long-term competitive advantage for the company. In addition, much of our revenue is project-based, which can be very “lumpy,” with big chunks that come in all at once combined with smaller streams that can steadily accumulate over time. As a result of these factors, we expect that our near-term revenue will continue to be volatile as we develop and grow our community and our business.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies.”

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our shareholders could receive less information than they might expect to receive from more mature public companies.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company’s executive officers and directors are as follows:

Name	Position	Age*	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part- time)/full-time
Executive Officers:
Paul Scanlan	Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer	54	Appointed to indefinite term of office March 9, 2016	Full-time
Jeff Annison	Co-Founder and President	52	Appointed to indefinite term of office March 9, 2016	Full-time
Directors:
Paul Scanlan	Director	54	Appointed to indefinite term of office March 4, 2016
Jeff Annison	Director	52	Appointed to indefinite term of office March 4, 2016

*as of the date of this Annual Report.

Paul Scanlan – Co-founder, Chief Executive Officer, Chief Financial Officer and Treasurer

Paul Scanlan is Legion M’s Co-Founder and has been the Chief Executive Officer of Legion M since its inception in March 2016. Immediately before that, Mr. Scanlan was Cofounder and President at MobiTV. In 1999, Mr. Scanlan co-founded MobiTV, Inc., a leader in monetizing media outside the living room. From 2007 to 2016, Mr. Scanlan was the President of MobiTV and played a crucial role in MobiTV’s success from a start-up to a market leader in a fast growing space. Mr. Scanlan continues to serve as a director on the MobiTV board. In 2005, Mr. Scanlan and his MobiTV team earned an Emmy Award for Technical Achievement in Advancing Television, and his accomplishments at MobiTV were profiled in 2011 in Tarang Shah’s book, “Venture Capitalists at Work: How VCs Identify and Build Billion-Dollar Successes.” Mr. Scanlan serves as an adjunct lecturer of entrepreneurship for Northwestern Kellogg and earned his Bachelor of Science degree in Radio, TV & Film from the University of Wisconsin at Madison.

Jeff Annison – Cofounder & President

Jeff Annison is Legion M’s Co-Founder and has been the President of Legion M since its inception in March 2016. In 2009, Mr. Annison co-founded Underground Labs, Inc., a product development studio that created innovative mobile apps and web experiences for customers such as AT&T, Sony Music, Universal Music, Coca Cola, the US Navy, the ACC (Atlantic Coast Conference), SEC (the Southeastern Conference), etc. He also served as Chairman of the New York Rock Exchange (a product of Underground Labs), which allows fans to purchase commemorative shares of individual songs. From 2009 to 2016, he was the Chief Executive Officer of Underground Labs. Immediately prior to founding Underground Labs, Mr. Annison co-founded MobiTV in 1999. From 1999 to 2009, Mr. Annison led MobiTV’s engineering and product development teams, scaling operations from 3 to 300 employees, growing to over 25 million paying subscribers and winning an Emmy Award for Innovation in Television. Prior to 1999, Mr. Annison designed toys for Hasbro and theme park rides for Universal Studios. Mr. Annison earned his Bachelor degree of Science in Mechanical Engineering from University of California, Los Angeles.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2023, we had three officers and/or directors and compensated them as follows:

	Capacities in which compensation was received	Salary ($)	Health Benefits (2) ($)	Other Non-Cash Compensation ($)	Total compensation ($)
Paul Scanlan	CEO	$160,085	$22,918	$0	$183,003
Jeff Annison	President	$160,085	$23,201	$0	$183,286
Terri Lubaroff (1)	COO/Head of Content	$90,931	$0	$0	$90,931

(1)	Terri Lubaroff left the company in August of 2023.
(2)	Legion M executives receive medical and health benefits, life insurance, short and long term disability insurance coverage generally available to all salaried employees. However, some executives pay a lower percentage of premiums for health benefits than other salaried employees. “Health Benefits” reflects the value of this additional benefit (when applicable).

For the fiscal year ended December 31, 2023, we did not pay our directors in their capacity as directors. There are two directors in this group.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of April 29, 2024, Legion M’s voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the company’s voting securities.

Name of Beneficial Owner	Address of beneficial owner	Amount and nature of beneficial ownership (3)	Amount and nature of beneficial ownership acquirable (1) (3)	Percent of class (2)
Paul Scanlan	1801 Century Park East, 24th Floor Los Angeles, CA 90067	7,333,310 shares of Class B Common Stock		44.5%
		1,465 shares of Class A Common Stock		<1%
Jeff Annison	1801 Century Park East, 24th Floor Los Angeles, CA 90067	5,982,510 shares of Class B Common Stock		36.3%
		560 shares of Class A Common Stock		<1%
Directors and Officers as a group	1801 Century Park East, 24th Floor Los Angeles, CA 90067	13,315,820 shares of Class B Common Stock		80.7%
		2,025 shares of Class A Common Stock		<1%

(1) Based on a total of 16,492,620 shares of Class B Common Stock and 21,248,962 shares of Class A Common Stock, which are issued and outstanding as of April 29, 2024.

(2) This calculation is the number of shares of voting securities that a person owns now, plus the number of shares the person is entitled to acquire as of April 29, 2024. That amount is then shown as a percentage of the issued and outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership.

(3) All shares are directly held.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

ITEM 6. OTHER INFORMATION

Not applicable.

ITEM 7. CONSOLIDATED FINANCIAL STATEMENTS

Legion M Entertainment, Inc.

A Delaware Corporation

Consolidated Financial Statements and Independent Auditor’s Report

December 31, 2023 and 2022

Legion M Entertainment, Inc.

TABLE OF CONTENTS

To the Board of Directors of

Legion M Entertainment, Inc.

Emeryville, California

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Legion M Entertainment, Inc. (the “Company”) which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, consolidated changes in stockholders’ equity, and consolidated cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has no profits since inception, incurred negative operating cash flows, and has sustained net losses of $2,813,295 and $2,827,478 for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company has an accumulated deficit of $20,057,477. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

April 29, 2024

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

Legion M Entertainment, Inc.
Consolidated Balance Sheets
As of December 31, 2023 and 2022

	December 31,
	2023	2022
ASSETS
Current assets:
Cash	$839,709	$341,050
Subscriptions receivable in escrow	367,610	390,778
Accounts receivable	101,690	87,913
Other receivable	8,279	13,939
Inventory	127,711	172,895
Loan receivable	180,000	314,053
Prepaid expenses and other current assets	85,127	62,066
Total current assets	1,710,126	1,382,694
Property and equipment, net	4,046	3,889
Investments in productions, net	4,366,271	821,640
Total assets	$6,080,443	$2,208,223

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$311,231	$510,222
Deferred revenue	772,827	416,737
Accrued expenses	63,702	62,035
Total current liabilities	1,147,760	988,994
Future production obligations	4,620,029	-
Loan payable	149,900	149,900
Total liabilities	5,917,689	1,138,894

Stockholders' equity:
Class A common stock, $0.0001 par, 170,000,000 authorized, 18,597,935 and 17,169,132 issued and outstanding at December 31, 2023 and 2022, respectively	1,860	1,717
Class B common stock, $0.0001 par, 30,000,000 authorized, 16,492,620 issued and outstanding,16,465,900 vested at both December 31, 2023 and 2022	1,649	1,649
Additional paid-in capital	20,216,722	18,310,145
Accumulated deficit	(20,057,477)	(17,244,182)
Total stockholders' equity	162,754	1,069,329
Total liabilities and stockholders' equity	$6,080,443	$2,208,223

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

Legion M Entertainment, Inc. Consolidated Statements of Operations
For the years ended December 31, 2023 and 2022

	Year Ended
	December 31,
	2023	2022
Revenue	$816,510	$650,044
Cost of revenue	622,137	591,918
Gross profit	194,373	58,126

Operating expenses:
Compensation and benefits	1,018,705	1,254,125
Sales and marketing	1,030,739	1,047,632
Independent contractors	84,480	112,075
Legal and professional	112,079	215,226
Travel expenses	33,277	46,427
General and administrative	224,792	189,297
Depreciation	3,099	2,937
Investments in productions impairment	268,523	121,485
Total operating expenses	2,775,694	2,989,204
Loss from operations	(2,581,321)	(2,931,078)

Other income (expense):
Interest expense	(125,758)	(4,973)
Interest income	34,331	-
Financing fees	(140,547)	-
Gain on loan forgiveness	-	108,573
Total other income (expense), net	(231,974)	103,600
Net loss	$(2,813,295)	$(2,827,478)

Weighted average number of common shares outstanding - basic and diluted	34,363,540	32,679,873
Net loss per common share - basic and diluted	$(0.08)	$(0.09)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

Legion M Entertainment, Inc.
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2023 and 2022

	Common Stock				Additional		Total
	Class A		Class B		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balances at December 31, 2021	15,417,830	$1,541	16,492,620	$1,649	$16,163,453	$(14,416,704)	$1,749,939
Common stock issuances:
Class A ($1.50 issue)	745,290	75	-	-	1,117,860	-	1,117,935
Class A ($1.65 issue)	847,213	85	-	-	1,397,816	-	1,397,901
Bonus Shares	158,799	16	-	-	253,215	-	253,231
Stock based compensation	-	-	-	-	235,794	-	235,794
Offering costs	-	-	-	-	(331,625)	-	(331,625)
Share bonuses	-	-	-	-	(526,368)	-	(526,368)
Net loss	-	-	-	-	-	(2,827,478)	(2,827,478)
Balances at December 31, 2022	17,169,132	1,717	16,492,620	1,649	18,310,145	(17,244,182)	1,069,329
Common stock issuances:
Class A ($1.65 issue)	1,292,560	129	-	-	2,132,595	-	2,132,724
Bonus Shares	136,243	14	-	-	224,787	-	224,801
Stock based compensation	-	-	-	-	218,722	-	218,722
Offering costs	-	-	-	-	(237,337)	-	(237,337)
Share bonuses	-	-	-	-	(432,190)	-	(432,190)
Net loss	-	-	-	-	-	(2,813,295)	(2,813,295)
Balances at December 31, 2023	18,597,935	$1,860	16,492,620	$1,649	$20,216,722	$(20,057,477)	$162,754

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

Legion M Entertainment, Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2023 and 2022

	Year Ended December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(2,813,295)	$(2,827,478)
Adjustments to reconcile net loss to net cash used in operating activities:
Inventory impairment	102,446	23,557
Investments in productions impairment	268,523	121,485
Production costs charged to cost of net revenues	94,167	85,491
Stock-based compensation	218,722	235,794
Depreciation	3,099	2,937
Gift cards issued in stock offering recorded to deferred revenue	207,466	-
Gain on loan forgiveness	-	(108,573)
Changes in operating assets and liabilities:
Accounts receivable	(13,777)	(57,096)
Other receivable	5,660	(6,936)
Inventory	(57,262)	(49,951)
Prepaid expenses and other current assets	(23,060)	(6,478)
Accounts payable	(198,990)	95,567
Deferred revenue	148,624	170,125
Accrued expenses	1,667	919
Net cash used in operating activities	(2,056,010)	(2,320,637)
Cash flows from investing activities:
Purchase of property and equipment	(3,256)	(2,668)
Investments in productions	(3,593,268)	(442,361)
Loan to productions	(180,000)	(314,053)
Net cash used in investing activities	(3,776,524)	(759,082)
Cash flows from financing activities:
Proceeds from future production obligations	4,620,029	-
Proceeds from notes payable	1,500,000	101,700
Repayment of notes payable	(1,500,000)	-
Proceeds from issuance of Class A common stock	1,948,501	2,423,033
Offering costs	(237,337)	(331,625)
Net cash provided by financing activities	6,331,193	2,193,108
Net change in cash	498,659	(886,611)
Cash at beginning of year	341,050	1,227,661
Cash at end of year	$839,709	$341,050

Supplemental disclosure of cash flow information:
Cash paid for interest	$120,000	$-
Cash paid for income taxes	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Loan receivable applied to investments in production	$314,053	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the “Company” or “Legion M”), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company. The Company partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more.

MDFZ, LLC (“MDFZ”) is a limited liability company formed on April 28, 2023 under the laws of California. The Company is a special purpose vehicle which was formed to produce a feature film currently entitled “My Dead Friend Zoe.” MDFZ is headquartered in Los Angeles, California and is a wholly-owned subsidiary of the parent, Legion M. The financial statements of Legion M and MDFZ are consolidated (see Note 3).

NOTE 2: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $2,813,295 and $2,827,478 for the years ended December 31, 2023 and 2022, respectively. The Company has accumulated deficit of $20,057,477 as of December 31, 2023. The Company expects near-term revenue from various projects and investment proceeds. However, the Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. The Company has successfully raised more than $19,000,000 over nine rounds of funding (including Round 9, which is currently open as of April 2024), with an expectation to continue raising money in the future. No assurance can be given that the Company will be successful in these future fundraising efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Legion M as well as its subsidiary required to be consolidated under accounting principles generally accepted in the United States of America (“GAAP”). Significant intercompany accounts and transactions have been eliminated upon consolidation. The Company’s MDFZ subsidiary (see Note 5) is included in the consolidated financial statements.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Stock Split

From December 27, 2021 through January 7, 2022 Legion M held a special stockholders’ meeting during which a 10-for-1 stock split was passed by the outstanding Class A Common Stock and Class B Common Stock.

On July 15, 2022, the Company effected a 10-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split. The amended and restated articles of incorporation increased the authorized stock from 100,000,000 shares (post stock split) of common stock with a par value of $0.0001 to 200,000,000 shares (post stock split) of common stock with a par value of $0.0001 with 170,000,000 shares of the authorized common stock designated as Class A Common Stock and 30,000,000 shares of the common stock designated as Class B Common Stock.

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include useful lives of and impairment valuations of property and equipment, impairment of inventory and investments in productions, deferred income tax assets, fair value of stock options and warrants and reserves for commitments and contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash Equivalents

For the purpose of the consolidated statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of December 31, 2023 and 2022, the cash balance exceeded the FDIC insured limits by $224,352 and $75,057, respectively.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. As of December 31, 2023 and 2022, allowances of $0 and $0 for doubtful accounts were established, respectively.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ equity on the consolidated balance sheet.

Other Receivables

Other receivables are primarily due from payment processors and gateways (e.g. Paypal, Stripe).

Inventory

Inventories are comprised of merchandise (t-shirts, collectibles, hats, etc.) that are used for marketing and/or for sale in the Legion M store (shop.legionm.com). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of December 31, 2023 and 2022 were $127,711 and $172,895, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management’s estimated forecast of product demand. As a result of that review, the fair value of the inventory has been reduced and $102,446 and $23,557 was recorded as costs of net revenues on the consolidated statement of operations as an asset impairment during the years ended December 31, 2023 and 2022, respectively.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, the Company considers these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

Filmed Entertainment and Production Costs

In accordance with ASC 926, “Entertainment—Films” (“ASC 926”), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period’s gross revenues for such production bear to management’s estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after ten years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

Consistent with this guidance, the Company reduced the expectations on certain projects. The fair value of the investments was reduced and $268,523 and $121,485 was recorded as an impairment loss on the consolidated statements of operations as an asset impairment during the years ended December 31, 2023 and 2022, respectively.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost less accumulated depreciation. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of December 31, 2023 and 2022. Property and equipment additions totaled $3,256 and $2,668 for the years ended December 31, 2023 and 2022, respectively. Depreciation expense totaled $3,099 and $2,937 for the years ended December 31, 2023 and 2022, respectively.

	December 31,
	2023	2022

Original Cost	$58,769	$55,513
Accumulated depreciation	(54,723)	(51,624)
Property and equipment, net	$4,046	$3,889

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

Loan Receivable

During 2022, the Company made various loans to cover production costs to William Shatner: You Can Call Me Bill totaling $314,053, with such amount outstanding as of December 31, 2022. These amounts were reclassified to investments in productions, net in 2023.

In 2023, the Company loaned $180,000 to a production, which remained outstanding as of December 31, 2023.

Future Production Obligations

The Company records future production obligation liabilities for investments received for specific productions for which the investors do not receive ownership, but are entitled to a proportionate share of the project’s future revenues and profits as determined by the respective production waterfalls. The future production obligations are accounted for as long-term liabilities and are carried at the investment amounts. Such amount represents the outstanding obligation from future proceeds on such projects. Additional obligations may come due under those arrangements dependent upon the ultimate results of the underlying projects.

Emergency Relief

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020 to provide fiscal relief to U.S. individuals and businesses as a result of the economic hardship caused by the COVID-19 pandemic. One of the main components of the CARES Act is the Paycheck Protection Program (“PPP”), a loan program designed to provide a direct incentive for small businesses to keep their employees on payroll. The Small Business Administration (“SBA”), which administers the PPP, will forgive loans to PPP recipients if all employees are kept on payroll at their current compensation levels after the loan is made and the money is used for payroll, rent, mortgage interest, or utilities. Guidance for the treatment and forgiveness of CARES act funds is still being finalized.

An EIDL Loan of $48,200 was granted to the Company on January 20, 2021. The terms provide for 3.75% interest and require monthly payments of $236 per month commencing in July 2022 for 30 years. The Company requested and was granted an increase to the existing EIDL loan. On April 4, 2022, the Company received an additional $101,700. The incremental monthly repayment is $516. During the years ended December 31, 2023 and 2022 the Company recognized $1,246 and $4,973 of interest expense related to this loan, respectively. The outstanding principal balance of the EIDL Loan was $149,900 as of both December 31, 2023 and 2022.

Principal
Year	Payments
2024	$-
2025	-
2026	-
2027	-
2028	-
Thereafter	149,900
Total	$149,900

The Company applied for and was granted complete forgiveness for the $108,573 PPP Round 2 loan on February 14, 2022 and the amount is recorded on the consolidated statements of operations as other income.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate fair value.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue totaled $816,510 and $650,044 for the years ended December 31, 2023 and 2022, respectively. The Company has recognized revenue from many different business models, including:

•	Consumer Products and Media
•	Finance/Production/Distribution
•	Release Partnerships
•	Events

Revenue from Consumer Products and Media and Events are recognized at a point in time when the merchandise is delivered or the Event has concluded. Revenue from Finance/Production/Distribution and Release Partnerships are recognized over time and may extend over multiple months or years.

Consumer Products and Media revenue was $253,420 and $475,539 for the years ended December 31, 2023 and 2022, respectively. Finance/Production/Distribution revenue was $543,470 and $96,314 for the years ended December 31, 2023 and 2022, respectively. Release Partnerships revenue was $10,948 and $27,591 for the years ended December 31, 2023 and 2022, respectively. Event revenue was $8,672 and $50,600 for the years ended December 31, 2023 and 2022, respectively.

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

Deferred Revenue

Deferred revenue is recorded for payments received that have not yet been earned. The Company may have deferred revenue related to Consumer Products and Media, Release Partnerships and Events. Deferred revenue was $772,827 and $416,737 as of December 31, 2023 and 2022, respectively. For both years, these balances comprised primarily outstanding gift cards for Merchandise Sales attributable to investor rewards (see Note 6).

The Company records a provision for gift cards issued pursuant to its crowdfunding offerings. As of December 31, 2023 and 2022, deferred revenue included $573,481 and $399,968 in gift cards outstanding, respectively.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the consolidated balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company’s balance sheet as of December 31, 2023 or 2022.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. Tax returns through 2022 have been filed. The Company is not presently subject to any income tax audit in any taxing jurisdiction. MDFZ is a limited liability company and does not incur taxes, instead, passing its taxable income or losses to the Company.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2023 and 2022, the Company had total taxable net operating loss carryforwards of approximately $19,366,457 and $16,286,696 respectively. The Company pays Federal and California income taxes at rates of approximately 21.0% and 8.8%, respectively, and has used an effective blended rate of 28.0% to derive a net deferred tax assets of approximately $5,991,162 and $5,082,222 as of December 31, 2023 and 2022, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of December 31, 2023 and 2022. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes. As of December 31, 2023 and 2022:

	Year Ended
	December 31,
	2023	2022
Statutory tax rate:
U.S.	21.0%	21.0%
State taxes	7.0%	7.0%
Change in valuation allowance	-28%	-28.0%
Effective tax rate	0%	0%

	December 31,
	2023	2022
Deferred tax asset:
Stock based compensation	$587,780	$522,545
Net operating loss carryforward	5,387,299	4,559,677
Other	16,083	-
Net deferred tax asset	5,991,162	5,082,222
Less: Valuation allowance	(5,991,162)	(5,082,222)
Net deferred tax asset	$-	$-

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2023 and 2022, the Company recognized no interest or penalties.

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

	December 31,
	2023	2022
Warrants	570,000	570,000
Options	4,375,630	4,411,880
Total dilutive securities	4,945,630	4,981,880

As all potentially dilutive securities are anti-dilutive as of December 31, 2023 and 2022, diluted net loss per share is the same as basic net loss per share for each year.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instrument – Credit Losses”. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on the consolidated financial statements as Company’s customers are direct consumers and pay at the time of purchase. As of December 31, 2023, the Company determined an allowance for expected credit loss of $0.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 4: WILLIAM SHATNER: YOU CAN CALL ME BILL

The Company conducted a Regulation Crowdfunding offering and a concurrent Regulation D offering (the “Shatner Offering”) in the first quarter of 2023 in which it raised approximately $750,000 from the sale of securities called “Shatner Shares”. Holders of the Shatner Shares have the right to receive a portion of the Net Picture Revenue (as defined in waterfall below) generated by the documentary film William Shatner: You Can Call Me Bill (the “Picture”). The Shatner Offering was conducted through the William Shatner Documentary I (the “SPV”), a series of Wefunder SPV, LLC, a Delaware limited liability company (the “LLC”) and a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act. The SPV will use the funds received in this offering to purchase an equivalent amount of Shatner Shares, which it will hold on behalf of the investors in this offering. The SPV has no purpose other than to hold the Shatner Shares issued by the company and pass through the rights related to the Shatner. A portion of the funds raised were used to repay the Company for the amounts paid. The remainder of the funds are used to pay any costs incurred for and by the production.

As of December 31, 2023, the Company included $750,000 from the sale of Shatner Shares in future production obligations on the consolidated balance sheet.

Operative Waterfall

“Proceeds” is defined as all monies earned by exhibition, distribution and exploitation of the documentary, including ancillary income, merchandising income, and licensing of the same.

“Net Profits” is defined as all revenue received by Legion M Entertainment Inc. (or the CAMA) from the distribution of the film after standard 3rd party fees. For the purpose of clarity, “Net Profits” do not include “Legion M Retail Sales” or “Legion M Ticket Bundle” as described in the Regulation CF offering’s subscription agreement.

“Gross Picture Revenue” does not include revenue not generated directly by the Picture, including:

1) Any revenue generated from music rights to Mr. Shatner’s songs used in the film.

2) Any fees charged by Mr. Shatner for autographs, appearances, photos, meet and greets, etc., even when performed at screenings of, or events related to, the Picture.

3) Any revenue earned by Legion M, Mr. Shatner, or Exhibit A from other projects other than the Picture.

Waterfall

1.) First, we expect sales representatives and/or distributor(s) to take fees, costs and expenses “off the top” prior to payment of proceeds to CAMA or Legion M. If self-distributed, these fees will be the first in line for recoupment in the waterfall, subject to good faith negotiation with all producers.

2.) Second, payment of any 3rd party sales commissions, expenses and fees, as well as legal fees, accounting fees, administrative fees (including anticipated future costs such as taxes and residuals) will be deducted (prior to any distributions to stakeholders).

3.) Third, 100% of revenue (if any) after step (2) will be distributed proportionally to owners of Shatner Shares until those investors have recouped 100% of their initial investment.

4.) Fourth, Net Profits remaining after step (3) will be split as follows:

a. 33% will be distributed to owners of Shatner Shares, pro rata and on a pari passu basis

b. 67% will be distributed to the producers of the film as follows:

i. Recoupment of deferrals:

a. 78.57% to Melis Productions Inc. until Mr. Shatner’s deferred fee of $550,000 is fully paid; and

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

b. 21.43% to Legion M until Legion M’s deferred fee of $150,000 is fully paid; then

ii. After deferrals are fully recouped, Producers split net proceeds as follows:

a. 33% goes to Exhibit A Pictures

b. 33% goes to Melis Productions Inc.

c. 33% goes to Legion M

NOTE 5: MY DEAD FRIEND ZOE

MDFZ, LLC is a special purpose vehicle which was formed to produce a feature film currently entitled “My Dead Friend Zoe.” MDFZ raised $3,870,029 in financing (as described below), comprised of $777,075 from a Regulation D investment on WeFunder, $773,954 in Regulation CF investments on WeFunder and $2,259,000 through Regulation D under private investments. The Company incurred $108,047 in additional fees pertaining to the financings. As of December 31, 2023, the Company had $3,870,029 in future production obligations on the consolidated balance sheet pertaining to MDFZ.

WeFunder investments and private investments through Reg D carry a 20% premium to be paid out of the waterfall, secured via worldwide sales and recouped as further described in the waterfall described below.

Backend Revenue shall derive from equity investor’s share of the “Equity Investor Backend” (defined as 50% of 100% of all available backend (defined as “Investor’s Net Profits” in the waterfall) on a pro rata, pari passu basis with other equity investors to be paid in perpetuity and in accordance with the collection account management agreement for the picture. If debt lenders require a backend position for a reduction in debt costs, investor agree that such points shall come out of the Equity Investor Backend upon investor’s prior, written approval.

Operative Waterfall

All revenue derived from the exploitation of the “My Dead Friend Zoe”, and all ancillary rights thereof, in any and all media now known or hereafter devised, throughout the world, in perpetuity (“Collected Gross Receipts”) shall be paid to a collection account managed by an approved collection account manager (“CAM”) and distributed per a collection account management agreement (the “CAMA”) in the following manner and order:

1. First, to the CAM in payment of the CAM company’s remuneration and the actual, verifiable CAM expenses as outlined in a CAM agreement, as applicable; and thereafter

2. to fund the residuals set-aside; and thereafter

3. towards the payment of additional union payments, if any; and thereafter

4. to the sales agent for payment of the sales fee and sales expenses; and thereafter

5. as a reserve to the production company not to exceed $15,000 per year, for actual, verifiable, third-party tax and corporate maintenance; and thereafter

6. if applicable, to debt investors in payment of any principle or interest due on any applicable loan against the picture, tax credit loan, or if in the case of a tax credit shortfall, to repay such shortfall to the tax credit lender; and thereafter

7. if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments by the writers, director and Producers (as applicable); and thereafter

8. to the equity investors, including investor, on a pro rata, pari passu basis, in payment of the equity investments, including the investment amount, plus premiums thereon; and thereafter

9. on a pro rata and pari passu basis, to the third-party talent deferments approved by Investor, if any; and thereafter

10. to actors, as applicable, for their streaming or box office bonuses, which are applicable against their Net Profits; and thereafter

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

11. the remaining balance shall be considered “Net Profits” and shall be allocated on a pari passu as follows:

a. 50% shall be deemed Investor’s Net Profits and shall be paid to the investors and allocated on a pro rata, pari passu basis on the basis of their investment amount;

and

b. 50% shall be deemed producer’s net profits and shall be allocated on a pari passu basis.

In June 2023, MDFZ, LLC secured $1,500,000 in short term debt, which was fully repaid by October 2023. A total of $1,620,000 was repaid, including $120,000 in interest.

NOTE 6: STOCKHOLDERS’ EQUITY

The Company's articles of incorporation, as amended and restated, authorize 200,000,000 shares common stock (post stock split) with a par value of $0.0001, and authorize the creation of two classes of common stock, “Class A Common Stock” and “Class B Common Stock,” with 170,000,000 shares of the authorized common stock designated as Class A Common Stock and 30,000,000 shares of the common stock designated as Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of December 31, 2023 and 2022, 16,465,900 and 16,465,900 of these outstanding Class B Common Stock have vested, respectively. As of December 31, 2023 and December 31, 2022 the 26,720 unvested shares will either vest or expire by April 2026.

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the years ended December 31, 2023 and 2022.

For the rounds that were active as of December 31, 2023 and 2022, investors had the opportunity to choose a reward (e.g. gift card, bonus shares (defined below), tickets to an event, etc.) based on amount of money they invest. One of those rewards are bonus shares, which was granted to investors for free once their investment closes.

For the round that was active as of December 31, 2021 and during the year ended December 31, 2022, with a per share price of $1.50 paid by investors for shares of Class A Common Stock, investors had the opportunity to choose a reward (e.g. gift card, bonus shares (defined above), etc.) based on amount of money they invest. The Company issued 58,580 bonus shares related to this round during the year ended December 31, 2022. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.34.

For the round that was active as of December 31, 2022, with a per share price of $1.65 paid by investors for shares of Class A Common Stock, investors were granted an amount of bonus shares (defined above) based on amount of money they invest. The Company issued 100,219 bonus shares related to this round during the year ended December 31, 2022. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.48.

For the round that was active as of December 31, 2023, with a per share price of $1.65 paid by investors for shares of Class A Common Stock, investors were granted an amount of bonus shares (defined above) based on amount of money they invest. The Company issued 136,243 bonus shares related to this round during the year ended December 31, 2023. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.49.

During the years ended December 31, 2023 and 2022, the Company issued 1,292,560 and 1,592,503 shares of Class A Common Stock pursuant to its crowdfunding offerings. The Company received partial proceeds disbursement of funds committed from these equity offerings during the years ended December 31, 2023 and 2022 of $1,948,501 and $2,423,033, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by StartEngine, the Company’s funding portal. At the end of each month, there is a balance of funds held by Start Engine for future distribution to the Company. The escrow balance as of December 31, 2023 and 2022 was $367,610 and $390,778, respectively.

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

As of December 31, 2023 and 2022, the Company had 18,597,935 and 17,169,132 shares of Class A Common Stock and 16,492,620 and 16,492,620 shares of Class B Common Stock issued and outstanding, all respectively.

NOTE 7: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the “Plan”). The Plan authorizes options to purchase up to 2,539,600 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 5,000,000 options to purchase Class B Common Stock. As of December 31, 2023 and 2022, there were 3,208,970  and 3,172,720 options available for issuance, respectively.

The following is a summary of option activity for the years ended December 31, 2023 and 2022:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2021	4,366,880	$0.71	$3,440,665
Granted	45,000	$1.25
Exercised	-
Forfeited	-
Outstanding as of December 31, 2022	4,411,880	$0.72	$3,450,900
Granted	94,000	1.32
Exercised	-	-
Forfeited	(130,250)	1.08
Outstanding as of December 31, 2023	4,375,630	$0.72	$4,069,742

Exercisable as of December 31, 2023	4,177,911	$0.75	$3,739,097
Exercisable as of December 31, 2022	3,950,900	$0.74	$2,986,354

	Year Ended
	December 31,
	2023	2022
Weighted average grant-date fair value of options granted during year	$1.04	$0.71
Weighted average duration (years) to expiration of outstanding options at year-end	4.12	5.0

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant.

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the years ended December 31, 2023 and 2022 are as follows:

	Year Ended
	December 31,
	2023	2022
Risk-free interest rate	3.44 - 3.53%	2.00%
Expected term (in years)	6.0	6.0
Expected volatility	60.00%	60.00%
Expected dividend yield	0%	0%

The Company recognizes stock-based compensation on a straight-line basis over the options’ vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be to be $146,742 and $149,419 for the years ended December 31, 2023 and 2022, respectively.

Unrecognized share-based compensation expense was $232,667 and $311,676 as of December 31, 2023 and 2022, respectively. This unrecognized compensation expense is expected to be recognized over a weighted-average period of approximately 15 and 29 months as of December 31, 2023 and 2022, respectively.

Warrants

In April 2016, the Company issued 270,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.001 per share. As of December 31, 2023 and 2022, the warrants were fully vested.

In June 2017, the Company issued 50,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.75 per share. As of December 31, 2023 and 2022, the warrants were fully vested.

In October 2021, the Company issued 250,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of; ten years after their date of issuance (2031), any change in control, or an initial public offering. The exercise price for the common stock warrants is $1.25 per share. As of December 31, 2023 and 2022, 250,000 and 145,833 of these warrants had vested, respectively. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $172,750, and recognized $71,979 and $86,375 of such to additional paid-in capital and as stock-based compensation during the years ended December 31, 2023 and 2022, respectively.

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

As of December 31, 2023 and 2022, there was $0 and $71,979 of unrecognized share-based compensation expense, respectively. The remaining outstanding warrants have a weighted average duration to expiration of 57 and 69 months as of December 31, 2023 and 2022, respectively.

As of December 31, 2023 and 2022, there were 570,000 and 570,000 warrants outstanding with weighted average exercise price per share of $0.61 and $0.61, and 570,000 and 465,833 warrants vested with weighted average exercise price per share of $0.61 and $0.47, all respectively.

NOTE 8: COMMITMENTS AND CONTIGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Next Step Financing Offering

As of April 2023, Legion M is continuing to raise money via its ninth round of equity crowdfunding under the JOBS Act. As of April 2024, 2,651,027 shares have been sold raising $3,936,867. The Company expects that many successive rounds of funding will be needed to achieve the Company’s long-term goals of uniting 1 million fans as shareholders of the company.

Management’s Evaluation

Management has evaluated subsequent events through April 29, 2024, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

ITEM 8. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation*

2.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (September 28, 2018)*

2.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (July 15, 2022)*

2.4	Amended and Restated Bylaws*

4.	Form of Subscription Agreement*

6.1	Employment Agreement (Paul Scanlan)*

6.2	Employment Agreement (Jeff Annison)*

6.3	2016 Equity Incentive Plan*

6.4	Financing Agreement for The Picture “You Can Call Me Bill” **

8.	Escrow Agent Agreement*+

*	Filed as an exhibit to the Legion M Entertainment Inc.’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-11966).
**	Filed as an exhibit to the Legion M Entertainment Inc.’s Form 1-SA filed on September 28, 2023 (Commission File No. 24R-00089).
+	Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on April 29, 2024.

Legion M Entertainment, Inc.

/s/ Paul Scanlan
By Paul Scanlan, Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Paul Scanlan
Paul Scanlan, Chief Executive Officer, Chief Financial Officer, Treasurer and Director
Date: April 29, 2024

/s/ Jeff Annison
Jeff Annison, President and Director
Date: April 29, 2024